Filed Pursuant to Rule 433
Dated April 30, 2007
Registration No. 333-141122

TransCanada PipeLines Limited
$1,000,000,000
6.350% Junior Subordinated Notes Due 2067

Final Term Sheet

Issuer:	TransCanada PipeLines Limited
Title of Securities:	6.350% Junior Subordinated Notes
Security Type:	SEC Registered
Aggregate Principal Amount:	$1,000,000,000
Price to Public:	99.821%
Final Maturity Date:	May 15, 2067
Interest Rate and Interest Payment Dates During Fixed Rate Period:
From, and including, the issue date to, but not including, May 15, 2017 at a fixed rate equal to 6.350% per year, payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2007
Interest Rate and Interest Payment Dates During Floating Rate Period:
From, and including, May 15, 2017 until maturity, interest on the notes will accrue at a floating rate, reset quarterly, equal to 3-month LIBOR plus 2.21%, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2017

Trade Date:	April 30, 2007
Settlement Date:	May 3, 2007
Anticipated Security Ratings:	Moody's: A3; S&P: BBB; DBRS: BBB (high)
Optional Redemption:	The Junior Subordinated Notes are redeemable
•
in whole or in part, at any time prior to May 15, 2017, at greater of par and discounted present value at the treasury rate plus 30 bps, together, in either case, with interest accrued to the redemption date; and
• in whole or in part, at any time on or after May 15, 2017, at par, together with interest accrued to the redemption date.
In the case of a redemption in part, the aggregate principal amount outstanding after such redemption must be at least $50,000,000.
Redemption for Tax Event	The Junior Subordinated Notes are redeemable
or Rating Agency Event:	• in whole but not in part, at any time prior to May 15, 2017, at greater of par and discounted present value at the treasury rate plus 50 bps together, in either case, with interest accrued to the redemption date
Reoffer Spread to Benchmark Treasury:	+175 bps
Benchmark Treasury:	UST 4.625% due February 15, 2017
Benchmark Treasury Yield:	4.624%

Reoffer Yield:	6.374%
CUSIP:	89352HAC3
ISIN:	US89352HAC34
Sole Structuring Advisor:	Deutsche Bank Securities Inc.
Joint Bookrunning Managers:	Deutsche Bank Securities Inc. Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
Co-Managers:	HSBC Securities (USA) Inc. Lazard Capital Markets LLC Mizuho Securities USA Inc. SG Americas Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (877) 858-5407, Deutsche Bank Securities Inc. toll free at (800) 503-4611 or J.P. Morgan Securities Inc. collect at (212) 834-4533.